UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NewStar Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65251F105

(CUSIP Number)

Timothy J. Conway

c/o NewStar Financial, Inc.

500 Boylston Street, Suite 1250

Boston, MA 02116

(617) 848-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65251F105

1	NAMES OF REPORTING PERSON Timothy J. Conway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,645,991
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,645,991
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,645,991
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Based upon 47,369,046 shares of outstanding common stock on February 29, 2016, as reported by NewStar Financial, Inc. in its Annual Report on Form 10-K filed with the SEC on March 4, 2016.

Item 1.	Security and Issuer.

This statement on Schedule 13D, as amended, (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of NewStar Financial, Inc., a Delaware corporation (“NewStar” or the “Company”). NewStar’s principal executive offices are located at 500 Boylston Street, Suite 1250, Boston, MA 02116. NewStar’s telephone number is (617) 848-2500.

Item 2.	Identity and Background

This Statement is filed by Timothy J. Conway (“Mr. Conway”, or the “Reporting Person”). Mr. Conway is an individual and citizen of the United States. Mr. Conway’s principal occupation is acting as the Chief Executive Officer and President of NewStar, and his business address is c/o NewStar Financial, Inc., 500 Boylston Street, Suite 1250, Boston, MA 02116.

During the last five years, Mr. Conway has not been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 7, 2016 Mr. Conway purchased 150,000 shares of Common Stock through the exercise of options with an exercise price of $2.76 per share. The aggregate exercise price and minimum required tax withholding were satisfied by the retention of 98,063 shares of Common Stock issuable upon the exercise valued at the fair market value of the Common Stock on the date of exercise, resulting in a net issuance of 51,937 shares of Common Stock. Because Mr. Conway was deemed the beneficial owner of all shares underlying this vested option (and the vested options exercised within the past 60 days described below), the exercise resulted in a reduction of his overall beneficial ownership of Common Stock.

During the past sixty days, Mr. Conway purchased an aggregate of 600,000 shares of Common Stock through the exercise of options with an exercise price of $2.76 per share in each case with the aggregate exercise price and minimum required tax withholdings satisfied by the retention of an aggregate of 405,956 shares of Common Stock issuable upon the exercise valued at the fair market value of the Common Stock on the; date of exercise as follows: (i) an exercise of 150,000 shares of Common Stock on February 12, 2016 with 105,582 shares withheld (ii) an exercise of 50,000 shares of Common Stock on February 17, 2016 with 34,350 shares withheld (iii) an exercise of 50,000 shares of Common Stock on February 23, 2016 with 34,085 shares withheld (iv) an exercise of 50,000 shares of Common Stock on February 29, 2016 with 34,193 shares withheld and (v) an exercise of 300,000 shares of Common Stock on March 3, 2016 with 197,746 shares withheld. On February 12, 2016, Mr. Conway received a compensatory stock award from the Company of 47,846 shares of Common Stock. On February 13, 2016, 7,791 shares of Common Stock were withheld by the Company to satisfy minimum tax withholding obligations upon the vesting of restricted stock awarded to Mr. Conway by the Company on February 13, 2015.

Item 4.	Purpose of the Transaction

Mr. Conway acquired the shares of Common Stock described in Item 5 of this Statement for investment purposes or as compensation from NewStar and not for the purpose or with the effect of changing or influencing the control of NewStar or in connection with or as a participant in any transaction having such purpose or effect.

Mr. Conway is the Chief Executive Officer and President and a director of NewStar. In these capacities, Mr. Conway takes and will continue to take an active role in NewStar’s management and strategic direction. Additionally, in his capacity as a stockholder of NewStar, Mr. Conway reviews and intends to continue to review, on an ongoing and continuing basis, his investment in NewStar. Depending upon the factors discussed below and subject to applicable law and in compliance with NewStar’s insider trading and other policies applicable to its executive officers, Mr. Conway may from time to time acquire additional securities of NewStar or sell or otherwise dispose of some or all of his securities of NewStar. Any transactions that Mr. Conway may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of NewStar, the financial condition, results of operations and prospects of NewStar, general economic, financial market and industry conditions, other investment and business opportunities available to Mr. Conway, tax considerations and other factors.

Other than as described above and other than in his capacity as a director or officer of NewStar, Mr. Conway currently has no plans or proposals that relate to or would result in any of the transactions involving NewStar described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Mr. Conway may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with his advisors, NewStar or other persons).

Item 5.	Interest in Securities of the Issuer.

At the date hereof, Mr. Conway beneficially owns 1,645,991 shares of Common Stock, consisting of: (i) 1,595,991 shares of Common Stock owned directly and (ii) 50,000 shares of Common Stock issuable upon exercise of currently exercisable options, constituting 3.5% of the outstanding Common Stock. Mr. Conway has sole voting and dispositive power over all such shares. Mr. Conway ceased to be the beneficial owner of more than five percent of the Common Stock on or about December 11, 2012.

The information set forth under Item 3 of this Statement is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference.

Except as disclosed in this Statement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the securities of NewStar regarding the transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2016	/s/ Timothy J. Conway
Timothy J. Conway